SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the calendar year December 31, 2003

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
           (Name of issuer of the securities held pursuant to the Plan and the address of the principal executive offices of Tasty Baking Company)

                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
--------------------------------------------------------------------------------



                                TABLE OF CONTENTS
                                -----------------

                                                                        Page
                                                                        ----
INDEPENDENT AUDITORS' REPORTS                                               2-3


FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Benefits
           at December 31, 2003 and December 31, 2002                         4

      Statements of Changes in Net Assets Available for
           Benefits for the years ended December 31, 2003
           and December 31, 2002                                              5

      Notes to Financial Statements                                        6-11


Supplemental Schedule:

      Assets Held for Investment Purposes at end of year             H, IV, 4i*

Exhibits:

23.1     Consent of Independent Auditors -- Mitchell & Titus LLP
23.2     Consent of Independent Auditors -- PricewaterhouseCoopers LLP


_______________________

* Refers to item numbers in Form 5500 (Annual  Return/Report of Employee Benefit
Plan) for the year ended December 31, 2003.

                           INDEPENDENT AUDITORS REPORT



To the Participants and Administrator of Tasty Baking Company 401(k) Thrift Plan:


We have audited the accompanying statement of net assets available for benefits of the Tasty Baking Company 401 (k) Thrift Plan ("the Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Mitchell & Titus, LLP

Philadelphia, PA
June 25, 2004

            Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Tasty Baking Company
401 (K) Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tasty Baking Company 401 (K) Thrift Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial, statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
June 25, 2003

                 TASTY BAKING COMPANY 401(K) THRIFT PLAN
             Statements of Net Assets Available For Benefits
                       December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                      2003                 2002
                                  -----------          -----------
ASSETS

Investments                       $27,338,290          $23,745,648
Receivables:
 Securities sold                       30,750                   13
                                  -----------          -----------
  Total assets                     27,369,040           23,745,661

LIABILITIES

Payables:
 Securities purchased                  37,875                    -
                                  -----------          -----------
  Total liabilities                    37,875                    -
                                  -----------          -----------
NET ASSETS AVAILABLE FOR
BENEFITS                          $27,331,165          $23,745,661
                                  ===========          ===========


The accompanying notes are an integral part of these financial statements.



                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
           Statements of Changes in Net Assets Available For Benefits
                 For the Years Ended December 31, 2003 and 2002
---------------------------------------------------------------------------------------

                                                      2003                   2002
                                                   ------------           ------------
ADDITIONS:
Additions to net assets attributed to:

Net appreciation (depreciation) in
 fair value of investments                         $  2,898,708           $ (6,730,999)
Cash dividends                                          583,332                803,569
 Interest                                               121,088                139,784
                                                   ------------           ------------
                                                      3,603,128             (5,787,646)
                                                   ------------           ------------

CONTRIBUTIONS:
 Participant                                          1,796,081              1,914,326
 Employer                                               379,242                405,292
                                                   ------------           ------------
                                                      2,175,323              2,319,618
                                                   ------------           ------------
         Total additions                              5,778,451             (3,468,028)
                                                   ------------           ------------

DEDUCTIONS:
Deductions from net assets attributed to:
 Benefits paid to participants                        2,192,947              4,595,791
                                                   ------------           ------------
         Total deductions                             2,192,947              4,595,791
                                                   ------------           ------------
         Net increase (decrease)                      3,585,504             (8,063,819)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                   23,745,661             31,809,480
                                                   ------------           ------------
 End of year                                       $ 27,331,165           $ 23,745,661
                                                   ============           ============






              The accompanying notes are an integral part of these financial statements.




                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
--------------------------------------------------------------------------------



1.       DESCRIPTION OF PLAN
         -------------------

         General
         -------

         The Tasty Baking Company 401(k) Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company
         (TBC) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

         While TBC has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA. In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan, comprised of all participant account balances, would be distributed to Plan participants and beneficiaries.

         Contributions
         -------------

         Under the Plan, employee contributions may be made in an amount up to 15% of an employee's annual base salary. The Company's contribution (employer portion) is equal to an amount not to exceed the lesser of $600 or 100% of the contributions made by each employee. Employee contributions are made through payroll deductions as authorized by the employees and are immediately vested. The Company's contributions are invested in TBC common stock while participants may choose from a selection of mutual fund options offered by Dreyfus Service Corporation, a trustee for the Plan, for their contributions.

         The Company's investment alternatives available to participants provide alternatives that cover all major sectors of the market. These investment alternatives include: Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Emerging Leaders Fund, Dreyfus S&P 500 Basic Index Fund, Dreyfus Premier Midcap Fund and the Dreyfus International Value Fund. Participants may change the investment mix of their ongoing and/or existing invested account balances daily. They may sell any shares of Tasty Baking Company stock in their employee account, resulting from a participant elected fund option prior to 1995, and invest the proceeds in any other investment funds offered.

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN
         -------------------

         Withdrawals
         -----------

         Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which include their contributions and 100% of the employer contributions made on their behalf.

         Active participants may withdraw balances accumulated through 1987 once each quarter without cause. All balances accumulated may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Withdrawals by an active participant in this regard causes no interruption to contributions and company matching contributions are not penalized.

         Participant Loans
         -----------------

         The Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator and are currently the Prime Rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.

2.       Summary of Significant Accounting Policies
         ------------------------------------------

         Investment Valuation and Income Recognition
         -------------------------------------------

         Investments are stated at fair value. The value of common stock of Tasty Baking Company is determined based upon the bid price of the stock on the NYSE on the last day of trading of the Plan year.

         The investment in Mutual Funds is represented by unit shares, which are valued at each respective fund's net asset value as publicly reported by the fund's respective investment department. The Capital Preservation Fund, a money market fund, is reported at fair value, which is equivalent to cost.

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
--------------------------------------------------------------------------------


2.      Summary of Significant Accounting Policies (continued)
        ------------------------------------------

        Investment Valuation and Income Recognition (continued)
        -------------------------------------------

        Purchases and sales of investments are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal and transfer requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Payment of Benefits
        -------------------

        Benefits are recorded when paid.

        Use of Estimates
        ----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

        Risks and Uncertainties
        -----------------------

        The Plan provides for various investment options including a money market fund, Tasty Baking Company common stock, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
--------------------------------------------------------------------------------


3.       Related Party Transactions
         --------------------------

        Tasty Baking Company is the sponsor of the Plan and pays all administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 2003 and 2002, fees and expenses totaling $32,345 and $34,651, respectively, were paid to Dreyfus Service Corporation and Dreyfus Trust Company, the Plan's administrator and trustee, respectively, on behalf of the Plan's participants.

4.       Investments
         -----------

        The following table represents investments of 5% or more of the Plan's net assets:

                                                                                      December 31,
                                                                           2003                         2002
                                                                     -----------------            -----------------
Tasty Baking Company Common Stock
497,073 and 487,785 shares, respectively                                  $ 5,025,408                  $ 4,243,730

Capital Preservation Fund, LaSalle National
Trust, N.A., Collective Investment Trust                                    8,491,132                    8,453,764

S&P 500 Basic Index Fund, Dreyfus Service
Corporation                                                                 2,275,634                    1,596,226

Discipline Stock fund, Dreyfus Service
Corporation                                                                 3,398,151                    2,870,826

Emerging Leaders Fund, Dreyfus Service
Corporation                                                                 2,790,264                    1,873,528

100% U.S. Treasury Intermediate Term
Fund, Dreyfus Service Corporation                                           1,379,607                    1,262,073

Premier Balanced Fund , Dreyfus Service
Corporation                                                                 1,504,705                    1,202,046

Loans to Participants                                                       1,746,265                    1,841,068


                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
--------------------------------------------------------------------------------


4.       Investments (continued)
         -----------

        During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


                                                       2003                          2002
                                                 -----------------             ------------------

Mutual Funds                                          $ 2,190,919                   $ (2,125,732)

Common Stock                                              707,789                     (4,605,267)
                                                 -----------------             ------------------

Appreciation/ (Depreciation)                          $ 2,898,708                   $ (6,730,999)
                                                 =================             ==================




5.       Nonparticipant -Directed Investments
         ------------------------------------



                                                                                 December 31,
                                                                      2003                         2002
                                                                -----------------            ------------------
Net Assets:
Tasty Baking Company Common Stock                                    $ 4,833,228                    $4,073,783




                                                      Year Ended December 31,
                                                 2003                         2002
                                           -----------------            ------------------
Change in Net Assets:
Employer Contributions                            $ 379,242                     $ 405,292

Dividends                                            95,665                       242,762

Distributions to participants                      (241,879)                   (1,314,158)

Direct Rollover Transfer                           (150,457)                     (316,891)

Net (depreciation) appreciation
of investments                                      676,874                    (4,422,758)
                                           -----------------            ------------------

                                                  $ 759,445                  $ (5,405,753)
                                           =================            ==================

                     TASTY BAKING COMPANY 401(K) THRIFT PLAN
                          Notes to Financial Statements
--------------------------------------------------------------------------------


6.      Federal Income Taxes
        -------------------

         The United States Treasury Department determined on June 7, 2004 that the Plan, as amended and restated in effect from January 1, 2003, which is a non-standardized prototype profit sharing plan and trust sponsored by Dreyfus Corporation, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

                    SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR

              INVESTMENT PURPOSES AT DECEMBER 31, 2003 PURSUANT TO

              SCHEDULE H, PART IV, ITEM 4i IN ANNUAL RETURN/REPORT

                       OF EMPLOYEE BENEFIT PLAN FORM 5500



                                                                                                             E.I.N. 231145880/PN 002
                                                                                                        Schedule H, Part IV, Item 4i



                                       TASTY BAKING COMPANY 401(K) THRIFT PLAN





                                                        Description of Investment
     .                                                   Including Maturity Date
                Identity of Issue, Borrower,            Rate of Interest, Collateral,                               Current
a.       b.       Lessor or Similar Party            c.   Par of Maturity Value        d.       Cost          e.       Value
           --------------------------------------      -------------------------------   --------------------   --------------------

           *Tasty Baking Company                        Common Stock                          $  5,455,442             $  5,025,408

           Capital Preservation Fund, LaSalle           Collective Investment Fund               8,491,132                8,491,132
                National Trust, N.A.

           *Dreyfus 100% U. S. Treasury
               Intermediate Term Fund                   Mutual Fund                              1,349,208                1,379,607

           *Dreyfus S&P 500 Basic Index Fund            Mutual Fund                              2,496,744                2,275,634

           *Dreyfus Premier Balanced Fund               Mutual Fund                              1,693,478                1,504,705

           *Dreyfus Disciplined Stock Fund              Mutual Fund                              3,249,266                3,398,151

           *Dreyfus Emerging Leaders Fund               Mutual Fund                              2,407,304                2,790,264

           *Dreyfus Premier Midcap Fund                 Mutual Fund                                419,749                  474,007

           *Dreyfus International Value Fund            Mutual Fund                                219,029                  253,117
                                                                                                   -------                  -------

                                                          Subtotal  Mutual Funds                11,834,778               12,075,485
                                                                                                ----------               ----------

           Loans to Participants                        5%  10.5%                                                         1,746,265
                                                                                                ----------               ----------

                                                        Total                                 $ 25,781,352             $ 27,338,290
                                                                                              ------------             ------------



           *Party-In-Interest



                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





TASTY BAKING COMPANY 401 (K) THRIFT PLAN




By:      /s/ David S. Marberger
         --------------------------------------------
         David S. Marberger, Chairman of the
         Administrative Committee



Date:    June 28, 2004